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16006135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......12.00	

SEC FILE NUMBER
8- 67918

Amendment JG

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REYNOLDS ADVISORY PARTNERS, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

900 S. FIGUEROA STREET, SUITE 2601
                    (No. and Street)

LOS ANGELES   CA   90015
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DOUGLAS E. REYNOLDS   626-316-6090
                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARDING AND HITTESDORF, P.C.
                (Name – If individual, state last, first, middle name)

650 S. CHERRY STREET, SUITE 1050   DENVER   CO   80246
    (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DOUGLAS E. REYNOLDS _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REYNOLDS ADVISORY PARTNERS, LLC _____ , as of DECEMBER 31 _____ , 20 15 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE _____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

> JULIANA SERNAS
> Commission # 2046865
> Notary Public - California
> Los Angeles County
> My Comm. Expires Nov 22, 2017

This report **contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

REYNOLDS ADVISORY PARTNERS, LLC
(SEC File No. 8-67918)

Report of Independent Registered Public Accounting Firm
On Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2015
and Report of Independent Registered Accounting Firm on Exemption Report
and Independent Accountants' Agreed-Upon Procedures Report on
Schedule of Assessment and Payments (Form SIPC-7)

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Member
Reynolds Advisory Partners, LLC
Los Angeles, California

We have audited the accompanying statement of financial condition of Reynolds Advisory Partners, LLC (a limited liability company) as of December 31, 2015, and the related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of Reynolds Advisory Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluation the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reynolds Advisory Partners, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplementary information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Reynolds Advisory Partners, LLC's financial statements. The supplementary information contained in Schedules I and II is the responsibility of Reynolds Advisory Partners, LLC's management. Our audit procedures included determining whether the supplementary information contained in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information contained in Schedules I and II. In forming our opinion on the supplementary information contained in Schedules I and II, we evaluated whether the supplementary information contained in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplementary information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

H & H, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants
Denver, Colorado
February 19, 2016

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$	555,961
Accounts receivable		4,207
Prepaid expenses		6,942
Total Current Assets		567,110

PROPERTY AND EQUIPMENT, at cost:
Equipment	33,358
Furniture	20,320
	53,678
Less accumulated depreciation	53,678
Net property and equipment	-

OTHER ASSET:
Deposit	2,000

TOTAL ASSETS	$	569,110

The accompanying notes are an integral part of these financial statements.

-3-

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:		
Accrued expenses	$	136,249
Total current liabilities		136,249
MEMBER'S EQUITY		432,861
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	569,110

The accompanying notes are an integral part of these financial statements.

-4-

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUES:

Advisory services	$	3,121,051

OPERATING EXPENSES:

Salaries, taxes and benefits	1,673,630
Commissions	276,715
Professional fees	228,830
Rent	64,519
Computer and internet	47,428
Miscellaneous	28,723
Office expense	22,222
Travel	20,683
Advertising	14,689
Telephone	12,667
Regulatory fees	10,682
Insurance	4,463
Total operating expenses	2,405,251

NET INCOME	$	715,800

The accompanying notes are an integral part of these financial statements.

REYNOLDS ADVISORY PARNTERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2015

BALANCE, JANUARY 1, 2015	$	281,175
Member distribution		(564,114)
Net income		715,800
BALANCE, DECEMBER 31, 2015	$	432,861

The accompanying notes are an integral part of these financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 20145

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	715,800
Adjustments to reconcile net income to net		
cash used by operations:		
Increase (decrease) in cash resulting		
from changes in:		
Accounts receivable		(3,572)
Prepaid expenses		14,015
Accrued expenses		127,337
NET CASH PROVIDED BY		
OPERATING ACTIVITIES		853,580
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member distribution		(564,114)
NET CASH USED FOR		
FINANCING ACTIVITIES		(564,114)
NET INCREASE IN CASH AND CASH EQUIVALENTS		289,466
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		266,495
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	555,961
Supplemental disclosure		
Taxes paid	$	9,000

The accompanying notes are an integral part of these financial statements.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

A.   Summary of Significant Accounting Policies

Organization

Reynolds Advisory Partners, LLC (the Company) is a FINRA member Broker/Dealer
specializing in mergers and acquisitions, capital raising and related financial advisory
services focused on middle market clients nationwide.

Cash and cash equivalents

The Company considers cash in banks and investments with original maturities of three
months or less to be cash equivalents.

Accounts Receivable

Accounts receivable represent engagement fees billed and not collected less an allowance
for doubtful accounts, if applicable. No allowance for doubtful accounts was deemed
necessary at December 31, 2015.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the
straight-line method using a useful life of 3 to 5 years. Maintenance and repairs are
expensed as incurred. Major betterments are capitalized.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred.

REYNOLDS ADVISORY PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

A.   Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk
consist primarily of temporary cash investments. The Company restricts temporary cash
investments to financial institutions with high credit standing. Such temporary cash
investments are often in excess of the FDIC insurance limit.

Income Taxes

The Company is not a taxpaying entity for federal income tax paying purposes. The
Company does file a Limited Liability Company Return of Income for the state of
California. Accordingly, no federal income tax expense has been recorded in the financial
statements. Income of the Company is taxed on the federal level to the member in its tax
return.

Uncertain Tax Positions

The Company records a liability for uncertain tax positions when it is more likely than
not that a tax position would not be sustained if examined by the taxing authority. The
Company continually evaluates expiring statutes of limitations, audits, proposed
settlements, changes in tax law and new authoritative rulings. The Company's evaluation
on December 31, 2015 revealed no uncertain tax positions that would have a material
impact on the financial statements. The 2012 through 2014 tax years remain subject to
examination by the IRS. The Company does not believe that any reasonably possible
changes will occur within the next twelve months that will have a material impact on the
financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting
principles requires management to make estimates and assumptions that affect certain
reported amounts and disclosures. Accordingly, actual results could differ from those
estimates.

REYNOLDS ADVISORY PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

A.   Summary of Significant Accounting Policies (Continued)

Income Statement Classification of Interest and Penalties

Interest and penalties associated with the Company's tax positions are reflected as
interest expense in the financial statements. There were no interest or penalties incurred
during the year ended December 31, 2015.

B.   Subsequent Events

Management has reviewed subsequent events through February 19, 2016, which is the
date the financial statements were available to be issued.

C.   Significant Clients

The Company derived 81% of their revenue from two key clients during the year ended
December 31, 2015. However, the makeup of the Company's client base will vary from
year to year. Accordingly, an annual concentration in revenue from the same clients is
remote.

D.   Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is
required to maintain minimum net capital as defined under such rule. At December 31,
2015, the Company's net capital was $419,712 and the required net capital was $5,000.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities
Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account
for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph
(k) (2) (i) of the Rule.

REYNOLDS ADVISORY PARTNERS LLC

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2015

E.   Commitment

Lease Commitment

In August, 2015, the Company entered into a lease agreement for office space. The lease expires August 9, 2016. The Company incurred rent expense of $64,519 for the year ended December 31, 2015.

Future minimum lease payments under the terms of this lease are:

2016 and total $ 47,100

SUPPLEMENTARY INFORMATION

REYNOLDS ADVISORY PARTNERS, LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL,
MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2015

COMPUTATION OF NET CAPITAL AND MINIMUM NET CAPITAL REQUIRED

MEMBER'S EQUITY	$ 432,861
DEDUCTIONS: Nonallowable assets	(13,149)
NET CAPITAL	$ 419,712
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000

AGGREGATE INDEBTEDNESS

TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 136,249
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.3246:1

There is no material difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA Filing.

SCHEDULE I

REYNOLDS ADVISORY PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (i) of the Rule.

SCHEDULE II

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Reynolds Advisory Partners, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reynolds Advisory Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Reynolds Advisory Partners, LLC stated that Reynolds Advisory Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Reynolds Advisory Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reynolds Advisory Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

H+ H, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 19, 2016



R EYNOLDS
Advisory Partners, LLC
Middle Market Investment Banking

REYNOLDS ADVISORY PARTNERS LLC

ASSERTIONS REGARDING EXEMPTION PROVISIONS.

We, as members of management of Reynolds Advisory Partners LLC, LLC (the "Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities and Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of the assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the twelve month period from January 1, 2015 through December 31, 2015.

Reynolds Advisory Partners, LLC

By:

Douglas E Reynolds
Name and Title

March 8, 2016
Date

HARDING AND HITTESDORF, P.C.

Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com



INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To The Member
Reynolds Advisory Partners, LLC
Los Angeles, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 , we
have performed the procedures enumerated below with respect to the accompanying
Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor
Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed
to by Reynolds Advisory Partners, LLC, and the Securities and Exchange Commission,
Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the
other specified parties in evaluating Reynolds Advisory Partners, LLC's compliance with
the applicable instructions of Form SIPC-7. Reynolds Advisory Partners, LLC's
management is responsible for Reynolds Advisory Partners, LLC's compliance with
those requirements. This agreed-upon procedures engagement was conducted in
accordance with attestation standards established by the American Institute of Certified
Public Accountants. The sufficiency of these procedures is solely the responsibility of
those parties specified in this report. Consequently, we make no representation regarding
the sufficiency of the procedures described below either for the purpose for which this
report has been requested or for any other purpose. The procedures we performed and our
findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries [cancelled check] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended
   December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for
   the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules
   and working papers [no adjustments] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [financial statements] supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

H+H, P.C.

HARDING AND HITTESDORF, P.C.
Denver, Colorado
February 19, 2016

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31   , 20 15
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067918 FINRA DEC
Reynolds Advisory Partners, LLC
900 S. Figeuroa St. #2601
Los Angeles, CA 90015-3929

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Reynolds 626-316-6090

2. A. General Assessment (item 2e from page 2) $ 7,802.50

   B. Less payment made with SIPC-6 filed (exclude interest)   (4,908.75   )
      6/30/2015
      _____
         Date Paid

   C. Less prior overpayment applied   (_____)

   D. Assessment balance due or (overpayment)   2,893.75

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $ 2,893.75

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 2,893.75

   H. Overpayment carried forward $(0   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Reynolds Advisory Partners, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the Jan day of 20   , 20 16 ,

President
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____   _____   _____
        Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 16
and ending December 31, 20 16
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,121,000

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.   0

    (2) Net loss from principal transactions in securities in trading accounts.   0

    (3) Net loss from principal transactions in commodities in trading accounts.   0

    (4) Interest and dividend expense deducted in determining item 2a.   0

    (5) Net loss from management of or participation in the underwriting or distribution of securities.   0

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.   0

    (7) Net loss from securities in investment accounts.   0

       Total additions   0

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   0

    (2) Revenues from commodity transactions.   0

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   0

    (4) Reimbursements for postage in connection with proxy solicitation.   0

    (5) Net gain from securities in investment accounts.   0

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   0

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   0

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   0

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

       Enter the greater of line (i) or (ii)   0

       Total deductions   0

2d. SIPC Net Operating Revenues $ 3,121,000

2e. General Assessment @ .0025 $ 7,802.50

(to page 1, line 2.A.)